Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account from July 26 – 28, 2025:

The following communication was made by Andrew Keys, Co-Founder and Chairman of Pubco, from his X account from July 26 – 28, 2025:

The following communication was made by David Merin, Co-Founder and Chief Executive Officer of Pubco, from his X account on July 26, 2025 and July 28, 2025:

On July 28, 2025 Pubco reposted the below articles to its X account.

Ethereum Crypto Treasury to Go Public in $1.5 Billion SPAC Deal

Bloomberg

By Anthony Hughes

21 July 2025

An Ethereum treasury firm has agreed to go public in a blank-check company merger backed by more than $1.5 billion of crypto and stock financing, joining the rush of digital assets heading to public markets.

Ether Machine Inc., the expected surviving company of the merger, will be anchored by 169,984 Ether from one of the co-founders, and a stock financing of more than $800 million, according to a statement Monday. As much as $170 million of cash in the trust account of Dynamix Corp., the special purpose acquisition company merging with the pool would also be included.

Shares of Dynamix jumped 22.6% to $12.57 each as of 11:54 a.m. in New York.

The merged company will be led by Chairman Andrew Keys and Chief Executive Officer David Merin, both formerly of Consensys, a blockchain software firm that developed applications for the Ethereum blockchain. Ether Machine is set to hold more than 400,000 Ether tokens, including 169,984 contributed by Keys.

The deal is expected to close by the fourth quarter of 2025, subject to conditions including shareholder approval.

The filing comes amid a flurry of crypto-related capital markets activity, as regulatory pressures eased. Digital asset exchange Bullish filed publicly Friday with the US Securities and Exchange Commission for an IPO, and crypto asset manager Grayscale Investments and crypto custody firm BitGo both recently filed confidentially for listings.

Investors including 1Roundtable Partners/10T Holdings, Archetype, Blockchain.com, Cyberfund, Electric Capital, Kraken and Pantera Capital have agreed to contribute to the stock filing.

Ether Machine offers institutional exposure to Ethereum and plans to create value by staking, restaking and decentralizing finance strategies, according to a statement.

Citigroup Inc. acted as capital markets adviser to Ether Machine and served as sole placement agent for the institutional financing, the statement shows. Cohen & Co. and Scotia Capital USA Inc. advised Dynamix. The shares are expected to trade on Nasdaq under the ticker symbol ETHM.

This crypto treasury firm is vying to be the MicroStrategy of ether–but with a focus on generating yield

CNBC
By Tanaya Macheel

21 July 2025

Key Points

●	The Ether Machine will begin trading on the Nasdaq under the ticker ETHM through merger with blank check company Dynamix Corporation.

●	The company is the latest in an emerging cohort of new entities aiming to replicate MicroStrategy’s successful accumulation strategy, but around ether.

●	The Ether Machine plans to differentiate with a focus on yield generation through staking rather than simply buying and holding the ether.

The latest crypto treasury company is set to hit the public market with an ambitious plan to build the largest public vehicle for institutional exposure to ether.

The Ether Machine will begin trading on the Nasdaq through a merger with blank check company Dynamix Corporation. Andrew Keys, the co-founder and chairman of the new company, has committed about $645 million in an anchor investment. The entity is backed by crypto investors 10T Holdings, Electric Capital, Pantera Capital and more. Once the merger is complete, it will trade under the ticker ETHM.

The company is the latest in an emerging cohort of new entities vying to become the MicroStrategy of Ethereum by replicating the bitcoin proxy’s successful accumulation strategy, but around ether, the second largest cryptocurrency by market cap, rather than bitcoin.

Keys’ company plans to differentiate with a focus on yield generation through “staking” rather than simply buying and holding the ether. Staking is a mechanism for generating yield by contributing to network operations around security and transaction processing.

By purchasing ether from a crypto exchange or buying shares of an ether ETF, investors would get exposure to the coin’s price, “but without access to the dividend,” Keys explained.

“Ether produces yield if it’s properly managed,” he told CNBC’s “Squawk Box” Monday. “The ETFs right now don’t generate yield because they don’t enable staking … we’re able to enable staking and we’re able to do other additional risk management on top of that.”

On Thursday, BlackRock filed with the SEC to include staking to its popular ETHA ether ETF, which just logged a record week of inflows.

The ability to stake makes ether a “more productive” asset than bitcoin, according to Keys.

The Bitcoin network “has one asset on it, bitcoin, that can be moved from peer to peer, but Ethereum can tokenize any asset,” Keys said. It’s “able to embed any type of digital asset – a bar of gold, a barrel of oil, a stock, a bond, a derivative – into digital legal agreements, and in doing so, you’re able to expedite the velocity of money. You can have employment contracts that get paid by the minute, as an example.”

Shares of Dynamix jumped 30% in premarket trading.

The Ether Machine follows Bitmine Immersion Technologies – the company newly chaired by Fundstrat’s Tom Lee and more recently backed by Peter Thiel – in its ether treasury ambitions. Pantera was also a backer of Bitmine.

Also this year, SharpLink Gaming, whose board is chaired by Ethereum co-founder Joe Lubin, also initiated an ETH treasury strategy; and Bit Digital recently exited bitcoin mining to focus on its ETH treasury and staking plans.

Ether has taken the spotlight in crypto from bitcoin in recent months as investors anticipated the stablecoin bill known as the GENIUS Act would be signed into the first major U.S. crypto law, which President Trump did Friday. The regulatory clarity should benefit institutions and brands becoming more interested in tokenization, which includes stablecoins, most of which are issued on the Ethereum network.

Ether has doubled in the last three months and last week, ether ETFs posted a record $2.18 billion in weekly inflows.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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